Exhibit 99.117

SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

SOLARBANK CORPORATION

AUDIT COMMITTEE CHARTER

Adopted: November 4, 2022

Revised: February 26, 2024

SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

1.	PURPOSE

The main purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of SolarBank Corporation (the “Company”) is to assist the Board in fulfilling its oversight responsibility with respect to the quality and integrity of the Company’s published financial information, including the audit of the Company’s financial statements, internal controls, audit processes and financial reporting and other matters as deemed necessary by the Committee or directed by the Board, including the oversight of:

(a)	the integrity of the Company’s financial statements and other financial information provided by the Company to securities regulators, governmental bodies and the public to ensure that the Company’s financial disclosures are complete, accurate, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations by the International Financial Reporting Interpretations Committee (“IFRIC”), and fairly present the financial position and risks of the Company;

(b)	assessing the independence, qualifications and performance of the Company’s independent auditor (the ”Auditor”), appointing and replacing the Auditor, overseeing the audit and non- audit services provided by the Auditor, and approving the compensation of the Auditor;

(c)	Senior Management (as defined below) responsibility for assessing and reporting on the effectiveness of internal controls;

(d)	financial matters and management of financial risks;

(e)	the prevention and detection of fraudulent activities; and

(f)	investigation of complaints and submissions regarding accounting or auditing matters and unethical or illegal behavior.

The Committee provides an avenue for communication between the Auditor, the Company’s executive officers and other senior managers (“Senior Management”) and the Board, and has the authority to communicate directly with the Auditor. The Committee shall have a clear understanding with the Auditor that they must maintain an open and transparent relationship with the Committee. The Auditor is ultimately accountable to the Committee and the Board, as representatives of the Company’s shareholders.

2.	COMPOSITION

The Committee shall be comprised of at least three directors. Each Committee member shall:

(a)	satisfy the laws governing the Company;

(b)	be “independent” in accordance with Sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees (“NI 52-110”) (subject to the exceptions set forth in Part 3 and Part 6 of NI 52-110, as applicable), which sections are reproduced in Appendix A of this charter, and must also meet the independence requirements of Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Nasdaq Listing Rule 5605(a)(2), which is reproduced in Appendix B of this charter;

SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

(c)	not have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years (other than oversight responsibility as a member of the Committee or the Board); and

(d)	be “financially literate” in accordance with the definition set out in Section 1.6 of NI 52-110, which definition is reproduced in Appendix A of this charter, and must otherwise, in the business judgment of the Board, be able to read and understand fundamental financial statements, including balance sheets, income statements, and cash flow statements.

For purposes of subparagraph (c) above, the position of non-executive Chair of the Board is considered to be an executive officer of the Company.

The Committee shall include at least one member who is an “audit committee financial expert” as required by the rules and regulations of the U.S. Securities and Exchange Commission and other applicable laws, regulations and listing standards from time to time. Additionally, the Committee must include at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert is presumed to qualify as a financially sophisticated audit committee member.

Committee members and the chair of the Committee (the “Committee Chair”) shall be appointed annually by the Board at the first Board meeting that is held after every annual general meeting of the Company’s shareholders. The Board may remove a Committee member at any time in its sole discretion by a resolution of the Board.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Committee and ensure that such determination is disclosed.

3.	MEETINGS

The Committee shall meet at least once per financial quarter and as many additional times as the Committee deems necessary to carry out its duties effectively.

The Committee shall meet:

(a)	within 60 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related management’s discussion and analysis (“MD&A”); and

(b)	within 120 days following the end of the Company’s fiscal year end to review and discuss the audited financial results for the year and related MD&A.

As part of its job to foster open communication, the Committee shall meet at least once each financial quarter with Senior Management and the Auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

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A majority of the members of the Committee shall constitute a quorum for any Committee meeting. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by unanimous written consent of the Committee members.

The Committee Chair shall preside at each Committee meeting. In the event the Committee Chair is unable to attend or chair a Committee meeting, the Committee will appoint a chair for that meeting from the other Committee members.

The Corporate Secretary of the Company, or such individual as appointed by the Committee, shall act as secretary for a Committee meeting (the “Committee Secretary”) and, upon receiving a request to convene a Committee meeting from any Committee member, shall arrange for such meeting to be held.

The Committee Chair, in consultation with the other Committee members, shall set the agenda of items to be addressed at each Committee meeting. The Committee Secretary shall ensure that the agenda and any supporting materials for each upcoming Committee meeting are circulated to each Committee member in advance of such meeting.

The Committee may invite such officers, directors and employees of the Company, the Auditor, and other advisors as it may see fit from time to time to attend at one or more Committee meetings and assist in the discussion and consideration of any matter. For purposes of performing their duties, members of the Committee shall, upon request, have immediate and full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the duties and responsibilities of the Committee with officers, directors and employees of the Company, with the Auditor, and with other advisors subject to appropriate confidentiality agreements being in place.

Unless otherwise provided herein or as directed by the Board, proceedings of the Committee shall be conducted in accordance with the rules applicable to meetings of the Board.

4.	DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board and the Articles of the Company, in order to carry out its oversight responsibilities, the Committee shall:

4.1	Financial Reporting Process

(a)	Review with Senior Management and the Auditor any items of concern, any proposed changes in the selection or application of accounting principles and policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring the judgement of Senior Management, to the extent that the foregoing may be material to financial reporting.

(b)	Consider any matter required to be communicated to the Committee by the Auditor under generally accepted auditing standards, applicable law and listing standards, if applicable, including the Auditor’s report to the Committee (and the response of Senior Management thereto) on:

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(i)	accounting policies and practices used by the Company;

(ii)	alternative accounting treatments of financial information that have been discussed with Senior Management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the Auditor; and

(iii)	any other material written communications between the Auditor and Senior Management.

(c)	Discuss with the Auditor their views about the quality, not just the acceptability, of accounting principles and policies used by the Company, including estimates and judgements made by Senior Management and their selection of accounting principles.

(d)	Discuss with Senior Management and the Auditor:

(i)	any accounting adjustments that were noted or proposed (immaterial or otherwise) by the Auditor but were not reflected in the financial statements;

(ii)	any material correcting adjustments that were identified by the Auditor in accordance with generally accepted accounting principles (“GAAP”) or applicable law;

(iii)	any communication reflecting a difference of opinion between the audit team and the Auditor’s national office on material auditing or accounting issues raised by the engagement; and

(iv)	any “management” or “internal control” letter issued, or proposed to be issued, by the Auditor to the Company.

(e)	Discuss with Senior Management and the Auditor any significant financial reporting issues considered during the fiscal period and the method of resolution, and resolve disagreements between Senior Management and the Auditor regarding financial reporting.

(f)	Review with Senior Management and the Auditor:

(i)	any off-balance sheet financing mechanisms being used by the Company and their effect on the Company’s financial statements; and

(ii)	the effect of regulatory and accounting initiatives on the Company’s financial statements, including the potential impact of proposed initiatives.

(g)	Review with Senior Management and the Auditor and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

(h)	Review with the Auditor any audit problems or difficulties experienced by the Auditor in performing the audit, including any restrictions or limitations imposed by Senior Management, and the response of Senior Management, and resolve any disagreements between Senior Management and the Auditor regarding these matters.

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(i)	Review the results of the Auditor’s work, including findings and recommendations, Senior Management’s response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

(j)	Review and discuss with Senior Management the audited annual financial statements and related MD&A and make recommendations to the Board with respect to approval thereof before their release to the public.

(k)	Review and discuss with Senior Management and the Auditor all interim unaudited financial statements and related interim MD&A.

(l)	Approve interim unaudited financial statements and related interim MD&A prior to their filing and dissemination.

(m)	In connection with Sections 4.1 and 5.1 of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), obtain confirmation from the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) (and considering the Auditor’s comments, if any, thereon) to their knowledge:

(i)	that the audited financial statements, together with any financial information included in the annual MD&A and annual information form, fairly present in all material respects the Company’s financial condition, financial performance and cash flows; and

(ii)	that the interim financial statements, together with any financial information included in the interim MD&A, fairly present in all material respects the Company’s financial condition, financial performance and cash flows.

(n)	Review news releases to be issued in connection with the audited annual financial statements and related MD&A and the interim unaudited financial statements and related interim MD&A, before being disseminated to the public, if the Company is required to do so under applicable securities laws, paying particular attention to any use of “pro-forma” or “adjusted” non-GAAP, information.

(o)	Review any news release containing earnings guidance or financial information based upon the Company’s financial statements prior to the release of such statements, if the Company is required to disseminate such news releases under applicable securities laws.

(p)	Review the appointment of the CFO and have the CFO report to the Committee on the qualifications of new key financial personnel involved in the financial reporting process.

4.2	Internal Controls

(a)	Consider and review with Senior Management and the Auditor the adequacy and effectiveness of internal controls over accounting and financial reporting within the Company and any proposed significant changes in them.

(b)	Consider and discuss any Auditor’s comments on the Company’s internal controls, together with Senior Management responses thereto.

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(c)	Discuss, as appropriate, with Senior Management and the Auditor any major issues as to the adequacy of the Company’s internal controls and any special audit steps in light of material internal control deficiencies.

(d)	Review annually the disclosure controls and procedures.

(e)	Receive confirmation from the CEO and the CFO of the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or any fraud, whether or not material, that involves Senior Management or other employees who have a significant role in the Company’s internal control over financial reporting. In addition, receive confirmation from the CEO and the CFO that they are prepared to sign the annual and quarterly certificates required by Sections 4.1 and 5.1 of NI 52-109, as amended from time to time.

4.3	The Auditor

Qualifications and Selection

(a)	Subject to the requirements of applicable law, be solely responsible to select, retain, compensate, oversee, evaluate and, where appropriate, replace the Auditor. The Committee shall be entitled to adequate funding from the Company for the purpose of compensating the Auditor for authorized services.

(b)	Instruct the Auditor that:

(i)	they are ultimately accountable to the Board and the Committee, as representatives of shareholders; and

(ii)	they must report directly to the Committee.

(c)	Ensure that the Auditor have direct and open communication with the Committee and that the Auditor meet with the Committee once each financial quarter without the presence of Senior Management to discuss any matters that the Committee or the Auditor believe should be discussed privately.

(d)	Evaluate the Auditor’s qualifications, performance, and independence. As part of that evaluation:

(i)	at least annually, request and review a formal report by the Auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(ii)	annually review and confirm with Senior Management and the Auditor the independence of the Auditor, including all relationships between the Auditor and the Company, including the amount of fees received by the Auditors for the audit services, the extent of non-audit services and fees therefor, the extent to which the compensation of the audit partners of the Auditor is based upon selling non-audit services, the timing and process for implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the Company, and whether there should be a regular rotation of the audit firm itself; and

(iii)	annually review and evaluate senior members of the audit team of the Auditor, including their expertise and qualifications. In making this evaluation, the Committee should consider the opinions of Senior Management.

Conclusions on the independence of the Auditor should be reported by the Committee to the Board.

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(e)	Approve and review, and verify compliance with, the Company’s policies for hiring of employees and former employees of the Auditor and former auditors. Such policies shall include, at minimum, a one-year hiring “cooling off” period.

Other Matters

(a)	Meet with the Auditor to review and approve the annual audit plan of the Company’s financial statements prior to the annual audit being undertaken by the Auditor, including reviewing the year-to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the Auditor of the factors considered by the Auditor in determining their audit scope, including major risk factors. The Auditor shall report to the Committee all significant changes to the approved audit plan.

(b)	Review and pre-approve all audit and non-audit services and engagement fees and terms in accordance with applicable law, including those provided to the Company’s subsidiaries by the Auditor or any other person in its capacity as independent auditor of such subsidiary. Between scheduled Committee meetings, the Committee Chair, on behalf of the Committee, is authorized to pre-approve any audit or non-audit services and engagement fees and terms up to $50,000. At the next Committee meeting, the Committee Chair shall report to the Committee any such pre-approval given.

(c)	Establish and adopt procedures for such matters.

4.4	Compliance

(a)	Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the Company’s directors personally liable.

(b)	Receive regular updates from Senior Management regarding compliance with laws and regulations and the process in place to monitor such compliance, excluding, however, legal compliance matters subject to the oversight of the Corporate Governance and Nominating Committee of the Board, if any. Review the findings of any examination by regulatory authorities and any observations by the Auditor relating to such matters.

(c)	Establish and oversee the procedures in the Company’s Whistleblower Policy to address:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting or auditing matters or unethical or illegal behaviour; and

(ii)	confidential, anonymous submissions by employees of concerns regarding questionable accounting and auditing matters or unethical or illegal behaviour.

(d)	Ensure that political and charitable donations conform with policies and budgets approved by the Board.

(e)	Monitor management of hedging, debt and credit, make recommendations to the Board respecting policies for management of such risks, and review the Company’s compliance therewith.

(f)	Approve the review and approval process for the expenses submitted for reimbursement by the CEO.

(g)	Oversee Senior Management’s mitigation of material risks within the Committee’s mandate and as otherwise assigned to it by the Board.

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4.5	Financial Oversight

(a)	Assist the Board in its consideration and ongoing oversight of matters pertaining to:

(i)	capital structure and funding including finance and cash flow planning;

(ii)	capital management planning and initiatives;

(iii)	property and corporate acquisitions and divestitures including proposals which may have a material impact on the Company’s capital position;

(iv)	the Company’s annual budget;

(v)	the Company’s insurance program;

(vi)	directors’ and officers’ liability insurance and indemnity agreements; and

(vii)	matters the Board may refer to the Committee from time to time in connection with the Company’s capital position.

4.6	Other

(a)	Perform such other duties as may be assigned to the Committee by the Board.

(b)	Annually review and assess the adequacy of its charter and recommend any proposed changes to the Corporate Governance and Nominating Committee.

(c)	Review its own performance annually, and provide the results of such evaluation to the Board for its review.

5.	AUTHORITY

In discharging its oversight role, the Committee is empowered to investigate any matter relating to the Company’s accounting, auditing, internal control or financial reporting practices brought to its attention with full access to the Company’s books, records, facilities and personnel.

The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of independent outside counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this charter. The Committee shall set the compensation, and oversee the work, of any outside counsel and other advisors.

The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, and without independent approval of the Board or senior management, for the payment of compensation to the Company’s independent accountants, any other accounting firm engaged to perform services for the Company, any outside counsel and any other advisors to the Committee.

6.	ACCOUNTABILITY

The Committee Chair shall make periodic reports to the Board, as requested by the Board, on matters that are within the Committee’s area of responsibility.

The Committee shall maintain minutes of its meetings with the Company’s Corporate Secretary and shall provide an oral report to the Board at the next Board meeting that is held after a Committee meeting.

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Appendix A

Definitions from National Instrument 52-110 Audit Committees

Section 1.4 Meaning of Independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

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(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of Section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

Section 1.5 Additional Independence Requirements

(1)	Despite any determination made under Section 1.4, an individual who

(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Section 1.6 Meaning of Financial Literacy

For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

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Appendix B

Nasdaq Listing Rule 5605(a)(2)

(2) “Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, “Family Member” means a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. The following persons shall not be considered independent:

(A)	a director who is, or at any time during the past three years was, employed by the Company;

(B)	a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service;

(ii)	compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(iii)	benefits under a tax-qualified retirement plan, or non-discretionary compensation.

Provided, however, that in addition to the requirements contained in this paragraph (B), audit committee members are also subject to additional, more stringent requirements under Rule 5605(c)(2).

(C)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer;

(D)	a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i)	payments arising solely from investments in the Company’s securities; or

(ii)	payments under non-discretionary charitable contribution matching programs.

(E)	a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(F)	a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

(G)	in the case of an investment company, in lieu of paragraphs (A)-(F), a director who is an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act of 1940, other than in his or her capacity as a member of the board of directors or any board committee.

Note:

Pursuant to Rule 5605(a)(1), “‘Executive Officer’ means those officers covered in Rule 16a-1(f) under the [Securities Exchange Act of 1934].” Under that Rule 16a-1(f), an “officer” means “an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer’s parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer.”